RT Technologies, Inc.

2216 East Newcastle Drive

Sandy, Utah 84093

(801) 942-3938

January 9, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Goldie Walker

Re:	RT Technologies, Inc.
Registration Statement on Form 10-SB
Filed January 9, 2008
File No. 001-33907

Dear Ms. Walker:

RT Technologies, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10-SB (File No. 001-33907), filed with the Securities and Exchange Commission (the "Commission") on January 9, 2008, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10SB12B. It should have been filed on Edgar as a Form 10SB12G.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10-SB with the correct Edgar file designation.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (801) 942-3938.

Very truly yours,

/s/ Michael T. Lami